05012193

RECEIVED
2005 NOV -1 A 11: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 17, 2005

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Notice of Right to Exercise Call Option on JPY30 billion Zero Coupon Convertible Bonds due 2006 "

Thank you for your assistance in handling it as required.

PROCESSED
NOV 0 1 2005
THOMSON FINANCIAL

Sincerely yours,

小山安雄

Yasuo Koyama
Finance Department
Kobe Steel, Ltd.

Kobe Steel, Ltd.

Notice of Right to Exercise Call Option on JPY30 billion Zero Coupon Convertible Bonds due 2006

TOKYO, 17 October, 2005 -- Kobe Steel, Ltd. (the "Company") hereby gives notice that the right to exercise a 130% call option to redeem JPY30 billion Zero Coupon Convertible Bonds issued on 2 February, 2004 has arisen today. The bonds were due to run to term in 2006, and may be redeemed at their principal value.

It is yet undecided whether the Company will exercise the option.

The bonds in question have been listed on the London Stock Exchange.

Media contact:
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel :+81-(0)3-5739-6010
Fax:+81-(0)3-5739-5971
E-mail: www-admin@kobelco.co.jp
Web site: www.kobelco.co.jp

Investor Relations:
Corporate Planning Department
Kobe Steel, Ltd.
Tel : +81-(0)3-5739-6043
Fax: +81-(0)3-5739-5973